So 3/16/04


04003534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Uf 3-4-04 RR

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-_4938__

FEB 2 7 2004   RECEIVED

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 AND ENDING 12-31-03
                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thompson, Davis & Co., Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

919 E Main St. 16th Floor
(No. and Street)

Richmond   VA   23219
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Elaine Altizer   804-644-6381
                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, Stephens Hurst Gary & Shreaves
(Name – if individual, state last, first, middle name)

4401 Dominion Blvd. Ste 300   Glen Allen   VA   23060
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___J. ELAINE ALTIZER___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___THOMPSON DAVIS & CO. INC.___ , as of ___DECEMBER 31___ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CERTAIN JOINT ACCOUNTS, CUSTODIAN ACCOUNTS, TRUSTEED IRA
ACCOUNTS OF SHAREHOLDERS OR SIMILAR TYPE ACCOUNTS WHICH
ARE CLASSIFIED AS CUSTOMER ACCOUNTS IN ACCORDANCE WITH
RULE 15c3-3(a)(1) OF THE
SECURITIES AND EXCHANGE
ACT OF 1934.

_____
Signature

___CFO___
Title

___Danielle E. Taylor___
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Given under my hand this ___26___ day
of ___February___ , 20 __04__ .

___Danielle E. Taylor___
Danielle E. Taylor, Notary Public
My Commission expires 2/28/2006.

THOMPSON, DAVIS & CO., INC.

Statement of Financial Condition and
Independent Auditors' Report on Internal Control
required by SEC Rule 17a-5

December 31, 2003



SEC ID 8-49386

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT.

THOMPSON, DAVIS & CO., INC.

Table of Contents



KEITER, STEPHENS, HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Thompson, Davis & Co., Inc.
Richmond, Virginia 23219

We have audited the accompanying statement of financial condition of Thompson, Davis and Company, Inc. (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Thompson, Davis and Company, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Keiter, Stephens, Hurst, Gary & Shreaves

February 9, 2004

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

THOMPSON, DAVIS & CO., INC.

Statement of Financial Condition
December 31, 2003

Assets

Cash	$	314,627
Receivables from correspondent broker		949,027
Securities owned, at market value		21,484
Property and equipment, net of accumulated depreciation and amortization		202,009
Other assets		111,623
Total assets	$	1,598,770

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable	$	55,283
Accrued liabilities		352,602
Securities sold not yet purchased, at market value		19,160
Total liabilities		427,045
Stockholders' equity:		
Common stock, no par value, authorized 10,000 shares, issued and outstanding 1,000 shares		731,755
Retained earnings		439,970
Total stockholders' equity		1,171,725
Total liabilities and stockholders' equity	$	1,598,770

THOMPSON, DAVIS & CO., INC.

Notes to Financial Statement

1. **Summary of Significant Accounting Policies**

    Nature of Business: Thompson, Davis and Company, Inc. (the "Company") was incorporated in the State of New York and is headquartered in Richmond, Virginia. The Company began operations as a registered broker/dealer on July 11, 2002. The Company provides financial services to both retail and institutional clients nationwide and maintains offices in Richmond, Virginia and Winston-Salem, North Carolina. As a broker/dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers (the "NASD").

    Risks and uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and other financial instruments. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $100,000. The Company regularly has funds in excess of $100,000.

    Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

    Trading and Investment Securities: Securities transactions are recorded in the accounts on a trade date basis.

    All securities are classified as trading securities and are carried at fair market value. The resulting unrealized gains and losses are reflected in the results of operations. Realized gains and losses are computed using the specific identification method.

    Property and Equipment: Property and equipment is stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives ranging from 3 to 7 years.

    Commission Income: Gross commission income is recorded on a trade date basis.

    Income taxes: The Company has elected to be an S-Corporation. In lieu of corporate income taxes, the stockholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income.

2.   **Lease Commitments**:

The Company leases commercial office space in Richmond, Virginia and Winston-Salem, North Carolina. Those leases expire in 2006 and 2007, respectively. The minimum future rental payments under those leases are as follows.

Year ending
December 31

2004	$ 97,308
2005	90,666
2006	86,557
2007	51,364
	$ 325,895

3.   **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2003, the Company had net capital of $848,944, which was $598,944 in excess of required minimum net capital of $250,000. The Company's net capital ratio was .48 to 1.

4.   **Employee Retirement Plan:**

The Company has an employee retirement plan under Section 401(k) of the Internal Revenue Code. The plan provides for salary reduction contributions by eligible participants, subject to certain limitations, with Company matches of 100% of the first 3% of deferred compensation and 50% of deferrals between 3% and 5% of compensation. Company contributions to the plan were $63,414 for 2003.

5.   **Financial Instruments with Off-Balance Sheet Risk:**

As a securities broker, the Company is engaged in buying and selling securities as agent for a diverse group of domestic corporations, institutional investors and as principal for its own account. The Company introduces these transactions for clearance to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or to reduce positions when necessary. The Company does not anticipate nonperformance by customers or counterparties in these situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

6.   **Property and Equipment:**

Property and equipment at year-end consisted of:

Furniture and equipment	$ 252,002
Leasehold improvements	37,617
At cost	289,619
Less accumulated depreciation and amortization	(87,610)
Net property and equipment	$ 202,009

7.   **Guarantees:**

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 expands on the accounting and disclosure requirements under previous accounting standards. It explains the disclosures required for certain guarantees and clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of certain types of obligations.

7.   **Guarantees, continued:**

In accordance with the terms of real estate lease agreements, the Company generally agrees to indemnify the lessor from certain liabilities arising as a result of the use of the leased premises, including repairs to leased property upon termination of the lease. The Company is responsible for repairs and maintenance of all responsible for all damages to the equipment while in its possession, exclusive of that caused by fire, flood, or other act of God.

As permitted or required under New York corporation law, The Company has certain obligations to indemnify its current officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.



KEITER, STEPHENS, HURST, GARY & SHREAVES

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A
BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors and Stockholders
Thompson, Davis & Co., Inc.
Richmond, Virginia

In planning and performing our audit of the statement of financial condition and supplemental schedule of Thompson, Davis & Co., Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) Making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; or (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter, Stephens, Hurst, Gary & Shreaves

February 9, 2004